

December 26, 2013

Via E-mail
Alejandro de la Fuente Goic
Chief Financial Officer
LATAM Airlines Group S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

> **Re: LATAM Airlines Group S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed on April 30, 2013**
> **File No. 001-14728**

Dear Mr. Goic:

We have reviewed your response letter dated December 3, 2013 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 13 – Other Non-financial Assets, page F-75

1. We note your response to prior comment 2. We note your statement that <u>all</u> of your lease agreements specifically provide that, at the expiration of the lease term, excess maintenance reserves are either returned to you in cash or are used to offset amounts that you may owe the lessor as a maintenance adjustment. You further state that <u>some</u> of your lease agreements provide that when major maintenance is performed on the aircraft prior to the expiration of the lease term, any reserves in excess of the actual maintenance cost incurred by you are retained by the lessor. It appears that these two statements contradict each other, please advise. Accordingly we reissue our previous comment. Please tell us how many of your leases allow for unused excess reserve payments to be retained by the lessor. Please tell us and revise to disclose how you account for reserves which are not

returned to you at the end of the lease term and how you consider this factor in determining the probability these amounts will be returned to reimburse the costs of eligible maintenance activities under ASC 840-10-35-9A. Additionally, please quantify for us the amount of excess reserve payments expensed each year for the past three years because they were not used for eligible maintenance or returned or expected to be returned to you. Finally, please tell us how you determine that maintenance reserves on deposit with a lessor are less than probable of being returned.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief